

July 21, 2020

Lawrence Angelilli
Chief Financial Officer
MoneyGram International Inc
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

> **Re: MoneyGram International Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Response dated May 29, 2020**
> **File No. 1-31950**

Dear Mr. Angelilli:

We have reviewed your May 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2020 letter.

Response dated May 29, 2020

EBITDA, Adjusted EBITDA, Adjusted Free Cash Flow and Constant Currency, page 35

1. We reviewed your response to comment 1. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Adjusted EBITDA and Adjusted Free Cash Flow and the exclusion of normal, recurring, cash operating expenses necessary to operate your business from the non-GAAP measures.

Note 18 - Related Parties, page F-44

2. We note your response to comment 4 and the additional details you provided on a conference call on July 9, 2020. Please address the following items:
   - Further explain your analysis of the commercial agreement and if and how you

      considered whether the commercial agreement should be combined with the SPA and treated as a multiple element arrangement. Alternatively, tell us if the commercial agreement and SPA were accounted for separately.

- If applicable, please tell us what authoritative accounting guidance you applied (or applied by analogy) when determining the appropriate method to separate and allocate the total consideration received under the SPA and commercial agreement. Please explain any alternative views you considered when applying the authoritative guidance.
- If you did not believe determining the fair value of the commercial agreement was relevant or necessary to your accounting conclusion, please explain the basis for that determination.
- If you were to have determined that the consideration paid under the SPA was in excess of the fair value of the equity instruments issued to Ripple, tell us how you would have allocated that excess consideration. To the extent the excess would be allocated to the commercial agreement, please tell us how the amount would be recognized.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services